Exhibit 1.2

AMENDMENT TO CHANGE OF CONTROL AGREEMENT

This Amendment Number 1 is made on October 1, 2007 to the November 17, 1998 Change of Control Agreement (“Agreement”) between Danka Business Systems PLC (“Danka Business Systems”), Danka Office Imaging Company (Danka”) (Danka Business Systems and Danka may be referred to collectively with their respective successors and assigns as the “Company”) and William Troxil, an individual, the (“Executive”). The following terms of the Agreement shall be modified as set forth herein and any terms not modified herein shall continue in effect as set forth in the Agreement. The terms shall be modified as set forth below.

Section 4. Entitlement to Severance Benefit (a) (ii) shall be deleted in its entirety and replaced with the following:

“an amount equal to two (2) full years of Executive’s Base Salary, at the rate in effect on the date of termination of Executive’s employment (or in the event a reduction in Base salary is a basis for a termination by Executive for Good Reason, then the Base Salary in effect immediately prior to such reduction), payable in a cash lump sum not later than thirty (30) days following Executive’s termination of employment;”

Section 4. Entitlement to Severance Benefit (a) (iv) shall be deleted in its entirety and replaced with the following:

“an amount equal to two (2) times the annual bonus Executive would earn for the fiscal year of termination if the Company’s financial performance targets were deemed to be satisfied at the level equal to the financial performance achieved through the date of termination, or, if greater, two (2) times any performance bonus Executive is guaranteed to receive for the fiscal year under the terms of his employment agreement, payable in a cash lump sum not later than thirty (30) days following Executive’s termination of employment;”

Section 4. Entitlement to Severance Benefit (a) (vii) shall be deleted in its entirety and replaced with the following:

“continued medical, hospitalization, life and other insurance benefits being provided to Executive and Executive’s family at the date of termination, for a period of up to twenty-four (24) months after the date of termination; provided that the Company shall have no obligation to continue to provide Executive with these benefits for any periods after the date Executive obtains comparable benefits (with no significant pre-existing condition exclusions) as a result of Executive’s employment in a new position, and”

Section 5. Confidentiality and Related Covenants (c ) Non-Solicitation shall be deleted in its entirety and replaced with the following:

“Executive, except within the course of the performance of his duties hereunder, shall not at any time while he is in the employ of Company, any constituent partner of the

Company or any of their respective parents, subsidiaries, or affiliates, and for a period of twenty-four (24) months following the termination of such employment of Executive for any reason, (i) employ any individual who is then employed by the Company, any constituent partner of the Company or any of their respective parents, subsidiaries or affiliates, or (ii) in any way cause, influence, or participate in the employment of any individual which would be contrary to the Company’s best interests, as determined by the Company in its sole discretion.”

Section 8. Miscellaneous Provisions. (k) Notices. The following change is made to the Danka Notice recipients. Notices to Danka shall be sent to the following:

“Danka Business Systems PLC

11101 Roosevelt Boulevard

St. Petersburg, FL 33716

Attn: General Counsel & Secretary”

ACKNOWLEDGMENT, the Parties, as evidenced by their signatures below, hereby agree to the terms of this Amendment Number 1 and the remaining terms of the Agreement.

DANKA BUSINESS SYSTEMS PLC DANKA OFFICE IMAGING COMPANY		EXECUTIVE

/s/ A. D. Frazier	10.11.07	/s/ William Troxil	10.10.07
A. D. Frazier	Date	William Troxil	Date
Chief Executive Officer		President U.S. Operations

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